# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION

### August 7, 2008

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Nevada Geothermal Power Inc.

### File No. 0-49917 - CF# 21510

Nevada Geothermal Power Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on January 15, 2008, as amended.

Based on representations by Nevada Geothermal Power Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.77        through July 24, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Timothy Levenberg
Special Counsel